

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2011

<u>Via Facsimile</u>
Ms. Pamela Thompson
Chief Financial Officer
Consolidation Services, Inc.
2300 W. Sahara Avenue, Suite 800
Las Vegas, NV   89102

      Re: **Consolidation Services, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed March 31, 2010
               Form 10-Q for the Quarter Ended June 30, 2010
               Filed August 16, 2010
               File No. 333-142105

Dear Ms. Thompson:

      We issued comments to you on the above captioned filings on February 23, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 8, 2011 in writing to provide a substantive response to these comments.

      If you do not respond to the outstanding comments by April 8, 2011**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      Please contact Donna Di Silvio at 202-551-3202 if you have any questions.

                                 Sincerely,

                                 /s/ Andrew Mew

                                 Andrew Mew
                                 Accounting Branch Chief